UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at December 16, 2008

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver, BC V6E 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: December 16, 2008

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN GOLD CLOSES US$51.5 MILLION IN SENIOR SECURED NOTES

December 16, 2008, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBG) announces it has closed a Senior Secured Notes financing (the "Financing"), issuing a total of 51,500 Units and raising gross proceeds of US$51,500,000.

Each Unit consists of a Senior Secured Notes (the "Notes") in the principal amount of US$1,000 and 350 share purchase warrants ("Warrants"). Each Warrant entitles the holder to purchase one common share (an "Underlying Common Share") in the capital of the Company at a price of CDN$1.80 per share on or before December 12, 2011.

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events including a change of control . The Notes will bear interest of 14% per annum with the first 24 months of interest to be prepaid. The Notes will be guaranteed on a joint and several basis by all the Company's Nevada subsidiaries and secured by their assets. The Notes will also be repayable at the election of the holder on 30 days notice after November 12, 2010.

The proceeds of the financing will be used to acquire and refurbish the Esmeralda mine and mill, with $15 million of the proceeds to be used to fund the Burnstone project in South Africa while the Company is negotiating its project funding facility for that project.

The Company has also entered into an equity line agreement with an affiliate of Investec Limited. The Investec agreement provides that up to 4 million Great Basin Gold shares will be sold in tranches by the Company to Investec over the next 30 days at a 5% discount to average market and subject to a CDN$1.00 floor price and TSX approval. In connection with the Notes financing the Company will pay the agent, Casimir Capital LP, a 4% commission plus 721,000 Warrants and has also paid investor due diligence costs of 4% of proceeds.

The Notes and Warrants will be transferable, subject to compliance with United States and Canadian applicable securities laws. The Notes, Warrants, underlying common shares and equity line shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons" as such term is defined in Regulation S under the U.S. Securities Act, absent registration there under or in transactions exempt from such registration requirements. The Notes, Warrants, underlying shares and equity line shares are subject to a four month resale restriction in Canada.

Ferdi Dippenaar CEO and President commented; "Great Basin Gold is in the fortunate position of having a quality, previously unencumbered asset in Nevada, the Hollister property, that we could leverage to raise capital even under the current difficult market conditions. The proceeds from this financing will allow us to conclude the purchase agreement on the Esmeralda property and mill, which will significantly benefit the Company by having control over its processing facility in Nevada. The development of our Burnstone project will also continue at the planned rate of the development with a portion of the proceeds being allocated to that project."

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, exploration and test-mining successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.